UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Enumeral Biomedical Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

(CUSIP Number of Common Stock Underlying Warrants)

Wael Fayad, Chairman and Chief Executive Officer

Enumeral Biomedical Holdings, Inc.

200 CambridgePark Drive, Suite 2000

Cambridge, MA 02140

(617) 945-9146

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Matthew Ebert, Esq. General Counsel Enumeral Biomedical Holdings, Inc. 200 CambridgePark Drive, Suite 2000 Cambridge, MA 02140 (617) 945-9146	Michael D. Schwamm, Esq. Duane Morris LLP 1540 Broadway New York, NY 10036-4086 (212) 692-1000

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$15,149,306	$1,755.81

(1)   Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend and exercise 21,549,510 warrants, each, as amended, to purchase four (4) shares of common stock or an aggregate of 86,198,040 shares (the “Offer to Amend and Exercise”), at an exercise price, as amended, of $0.50 per warrant ($0.125 per share), issued to investors participating in the Company’s private placement financing with respect to which a closing occurred on July 31, 2014 (the “Original Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $0.176 per share, which represents the average of the high and low sales price of the common stock on October 25, 2016.

(2)   Calculated by multiplying the transaction value by .0001159.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EX-99(a)(1)(A)

EX-99(a)(1)(B)

EX-99(a)(1)(C)

EX-99(a)(1)(D)

EX-99(a)(1)(E)

EX-99(a)(1)(F)

EX-99(d)(1)

EX-99(d)(2)

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Item 1.        SUMMARY TERM SHEET

The information under the heading “Summary of Terms” in the Offer to Amend and Exercise filed as Exhibit (a)(1)(B) to this Schedule TO is incorporated herein by reference.

Item 2.        SUBJECT COMPANY INFORMATION

(a)        The name of the subject company (issuer) and filing person (offeror) is Enumeral Biomedical Holdings, Inc., a Delaware corporation (the “Company”). The address and telephone number of its principal executive offices are 200 CambridgePark Drive, Suite 2000, Cambridge, MA 02140, Attn: Corporate Secretary, telephone number 617.945.9146.

(b)        The Original Warrants that are subject to the Offer to Amend and Exercise are outstanding warrants to purchase 21,549,510 shares of the Company’s common stock at an exercise price of $2.00 per share, issued to investors participating in the Company’s private placement financing with respect to which a closing occurred on July 31, 2014 (the “Original Warrants”).

As of October 26, 2016, the Company had: (i) 52,073,481 shares of common stock outstanding; (ii) outstanding warrants to purchase 24,803,409 shares of common stock (21,549,510 of which are the Original Warrants); (iii) outstanding equity awards to purchase 6,991,866 shares of common stock issued pursuant to the Company’s 2014 Equity Incentive Plan (the “Plan”); and (iv) outstanding equity awards to purchase 1,750,000 shares of common stock issued outside of the Plan. In addition, the Company has reserved an additional 192,975 shares of common stock for issuance pursuant to the Plan.

(c)        The information set forth in Section 13: “Trading Market and Price Range of Original Warrants, Amended Warrants and Common Stock” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 3.        IDENTITY AND BACKGROUND OF FILING PERSON

(a)        The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is 200 CambridgePark Drive, Suite 2000, Cambridge, MA 02140, Attn: Corporate Secretary, telephone number 617.945.9146. The information set forth in Section 18: “Interests of Directors, Executive Officers and Principal Shareholders in the Offer To Amend and Exercise” is incorporated herein by reference.

Item 4.        TERMS OF THE TRANSACTION

(a)        Information about the terms of the transaction under the headings “Summary of Terms” and “Description of Offer to Amend and Exercise” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)        One of the Company’s independent directors and one of its principal (10% or greater) shareholders hold Original Warrants and are eligible to participate in the Offer to Amend and Exercise on the same terms and conditions as the other holders of the Original Warrants. See Section 18: “Interests of Directors, Executive Officers and Principal Shareholders in the Offer to Amend and Exercise” of the Offer to Amend and Exercise, which is incorporated herein by reference.

Item 5.        PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)        See Section 22: “Fees and Expenses” of the Offer to Amend and Exercise, which is incorporated herein by reference, for a description of the Company’s retention of Katalyst Securities LLC (the “Warrant Agent”) to serve as the Warrant Agent for the Offer to Amend and Exercise.

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The Company previously entered into a Registration Rights Agreement under which the Company agreed to register the resale of the common stock underlying the Original Warrants. The Company has also agreed to enter into a Registration Rights Agreement pursuant to which the Company will file a Registration Statement on Form S-1 to register the resale of, among other shares, the shares of Common Stock issued upon exercise of the Amended Warrants. See Section 12: “Registration of Warrant Shares” of the Offer to Amend and Exercise for additional information, which is incorporated herein by reference.

Item 6.        PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)        The information set forth in Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)        The information set forth in Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

(c)        The information set forth in Section 2: “Purposes of the Offer to Amend and Exercise and Use of Proceeds; Plans or Proposals” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 7.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)        Not applicable.

(b)        Not applicable.

(d)        Not applicable.

Item 8.        INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)        The information set forth in Section 18: “Interests of Directors, Executive Officers and Principal Shareholders in the Offer to Amend and Exercise” in the Offer to Amend and Exercise is incorporated herein by reference.

(b)        The information set forth in Section 15: “Transactions and Agreements Concerning Original Warrants” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 9.        PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)        The information set forth in Section 22: “Fees and Expenses” of the Offer to Amend and Exercise is incorporated herein by reference.

(b)        The information set forth in Section 22: “Fees and Expenses” of the Offer to Amend and Exercise is incorporated herein by reference.

Item 10.      FINANCIAL STATEMENTS

(a)        The financial information required by Item 1010(a) is included in Section 17 “Historical and Pro-Forma Financial Information and Other Financial Information Regarding the Company” and Exhibits A and B of the Offer to Amend and Exercise and is incorporated herein by reference.

(b)        The pro forma financial information required by Item 1010(b) is included in Section 17 “Historical and Pro-Forma Financial Information and Other Financial Information Regarding the Company” and Exhibit C of the Offer to Amend and Exercise and is incorporated herein by reference.

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Item 11.      ADDITIONAL INFORMATION

(a)           (1)         Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Amend and Exercise.

(2)	Not applicable.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)	None.

Item 12.      EXHIBITS

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)	Letter to Holders of Original Warrants

	(1)(B)	Offer to Amend and Exercise

	(1)(C)	Form of Election to Consent, Participate and Exercise Warrant

	(1)(D)	Form of Notice of Withdrawal

	(1)(E)	Form of Amendment to Original Warrant (with respect to Offer to Amend and Exercise)

	(1)(F)	Form of Amendment to Original Warrant (with respect to Anti-Dilution Amendment)

(b)	Not applicable.

(d)	(1)	Warrant Agent Agreement, dated October 26, 2016, by and between the Company and Katalyst Securities LLC

	(2)	Form of Registration Rights Agreement to be entered into between the Company and the other parties thereto

(g)	None.

(h)	None.

Item 13.      INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENUMERAL BIOMEDICAL HOLDINGS, INC.

By:	/s/ Kevin G. Sarney
Name: Kevin G. Sarney
Title: Vice President of Finance, Chief Accounting Officer, and Treasurer

Date: October 28, 2016

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